UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884), on April 10, 2017 (File No. 333-217238) and on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 30, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2019

General

As of June 30, 2019, the Company’s fleet consisted of 63 vessels, with an aggregate capacity of approximately 12.2 million DWT:

(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	three VLCCs that are under finance leases;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	two VLCCs chartered in from an unrelated third party; and

(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

In the six month period ending June 30, 2019, the Company took delivery of the VLCC newbuildings, Front Defender and Front Discovery.

As of June 30, 2019, the Company had entered into fixed rate time charter-out contracts for one LR2 tanker and two Suezmax tankers all with expiry in Q1 2020 at average rates of $19,500 per day, $23,750 per day and $17,000 per day plus profit split, respectively.

In May 2019, the Company entered into an agreement to purchase an Exhaust Gas Cleaning System ("EGCS") equipped Suezmax tanker resale under construction at Hyundai Samho Heavy Industries ("HSHI"), South Korea, due for delivery in May 2020, at a cost of $65.4 million.

In May 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding ("SWS"), China, expected to be delivered in January 2021 and March 2021 at a cost of $46.7 million each.

In June 2019, an explosion occurred on the Front Altair shortly after the vessel had passed through the Strait of Hormuz in the Persian Gulf.  The 23 crew members on board the Front Altair were unharmed.

In June 2019, the Company entered into an agreement to purchase an EGCS equipped VLCC resale under construction at HSHI, expected to be delivered in May 2020, at a cost of $92.5 million.

Fleet changes

(number of vessels)	Six months ended June 30, 2019	Six months ended June 30, 2018	Year ended December 31, 2018
VLCCs
At start of period	17	20	20
Other acquisitions/newbuilding deliveries	2	2	2
Disposal/lease termination	—	(1)	(6)
Chartered-in/ redelivered	—	1	1
At end of period	19	22	17
Suezmax tankers
At the start and end of period	16	16	16
LR2/Aframax tankers
At start of period	18	17	17
Other acquisitions/newbuilding deliveries	—	1	1
At end of period	18	18	18
Total
At start of period	51	53	53
Other acquisitions/newbuilding deliveries	2	3	3
Disposal/lease termination	—	(1)	(6)
Chartered-in/ redelivered	—	1	1
At end of period	53	56	51

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel recorded as an investment in finance lease.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2019 and June 30, 2018.

Total operating revenues, voyage expenses and commissions

(in thousands of $)	2019	2018
Time charter revenues	19,404	15,452
Voyage charter revenues	395,445	308,710
Finance lease interest income	484	701
Other income	16,350	11,579
Total operating revenues	431,683	336,442

Voyage expenses and commissions	188,176	183,500

Time charter revenues increased by $4.0 million in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to the delivery of two newbuildings in 2019 and an increase in the number of vessels trading under time charters. This was partially offset by redelivery of vessels from time charters back on to voyage charters.

Voyage charter revenues increased by $86.7 million in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to the delivery of five newbuildings and the delivery of two chartered-in vessels since January 1, 2018, the net reduction in vessels trading under time charters and the increase in the market freight rates. These factors were partially offset by the redelivery of six vessels chartered in under long-term leases from Ship Finance International Ltd ("Ship Finance") and one vessel chartered-in under an operating lease.

The finance lease interest income in the six months ended June 30, 2019 relates to the investment in a finance lease for one VLCC, which has decreased due to the ongoing amortization of the lease receivable.

Other income primarily comprises the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The increase in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 was due to an increase in commercial management and newbuilding supervision fees earned.

Voyage expenses and commissions increased by $4.7 million in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to the delivery of five newbuildings and the delivery of two chartered-in vessels since January 1, 2018, the net reduction in vessels trading under time charters and an increase in bunker prices. These factors were partially offset by the redelivery of six vessels chartered in under long-term leases from Ship Finance and one vessel chartered-in under operating lease.

Other operating gains (losses)

(in thousands of $)	2019	2018
Loss on termination of vessel leases	—	(5,819)
Gain on insurance settlement	288	—
Gain (loss) on pool arrangements	681	(851)
Other operating gains (losses)	969	(6,670)

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of the Company; has agreed to pay compensation of $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the six months ended June 30, 2018.

In the six months ended June 30, 2019 a gain on pool arrangements of $0.7 million and a gain on insurance settlements of $0.3 million was recognized.

Contingent rental income

(in thousands of $)	2019	2018
Contingent rental income	(2,555)	(13,145)

Contingent rental income in the six months ended June 30, 2019 relates to the three charter party contracts with Ship Finance and is due to the fact that the actual profit share payable in the six months ended June 30, 2019 of $1.5 million (2018: nil) was $2.6 million (2018: $13.1 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the merger with Frontline 2012 Ltd. in 2015. The decrease in contingent rental income is due to the reduction in the number of vessels leased from Ship Finance along with an increase in market rates which has increased the amount payable to Ship Finance in the six months ended June 30, 2019.

Ship operating expenses

(in thousands of $)	2019	2018
Ship operating expenses	70,425	66,849

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses increased in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to the drydocking expense on two vessels, an increase in costs due to the delivery of five newbuildings since January 1, 2018 and the recording of $3.3 million of non-lease component of charter hire recorded within Ship operating expenses, as noted below. These factors were partially offset by a reduction in Ship operating expenses as a result of the redelivery of six vessels chartered in under long-term leases from Ship Finance.

Charter hire expenses

(in thousands of $)	2019	2018
Charter hire expenses	4,244	8,490

In the six months ended June 30, 2018 the Company chartered-in two VLCCs. Under ASC 842 from January 1, 2019 the Company is required to separate the lease and non-lease components of operating lease expenses. In the six months ended June 30, 2019 the Company recognized $3.3 million of Charter hire expenses within Ship Operating Expenses in relation to the non-lease component of Charter hire expenses relating to the two VLCCs. The Company recognized $4.2 million as Charter hire expenses in relation to the leasing component of the charters for the two VLCCs. In the period ended June 30, 2018, the Company chartered-in one VLCC, however the lease and non-lease component of the charter were both recorded within Charter hire expenses.

Administrative expenses

(in thousands of $)	2019	2018
Administrative expenses	20,880	18,769

Administrative expenses increased in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to an increase in expenses in relation to the management of third party and related party vessels and newbuilding projects.

Depreciation

(in thousands of $)	2019	2018
Depreciation	55,719	63,546

Depreciation decreased in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to the termination of the long-term charters on six vessels chartered in from Ship Finance since January 1, 2018. These factors were partially offset by an increase in depreciation due to the delivery of five newbuildings since January 1, 2018.

Interest income

(in thousands of $)	2019	2018
Interest income	674	396

Interest income in the six months ended June 30, 2019 and the six months ended June 30, 2018 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2019	2018
Interest expense	(46,685)	(45,712)

Interest expense increased in the six months ended June 30, 2019 as compared to the six months ended June 30, 2018 primarily due to the draw down of loans in relation to the delivery of five newbuildings since January 1, 2018, including an increase in expense due to the movements in interest rates. This is partially offset by a decrease in finance lease interest expense as a result of the termination of the long-term charters of six vessels leased from Ship Finance and the scheduled repayment of outstanding debt.

Share of results of associated company

(in thousands of $)	2019	2018
Share of results of associated company	842	—

The Company has a 28.9% ownership interest in Feen Marine Scrubbers Inc. ("FMSI"), a leading manufacturer of EGCS. The investment is accounted for under the equity method. A share of results of $0.8 million was recognized in the six months ended June 30, 2019.

Gain on sale of securities

(in thousands of $)	2019	2018
Gain on sale of securities	—	1,026

In the six months ended June 30, 2018, the Company sold its remaining 4.7 million shares of DHT Holdings Inc. ("DHT"), for proceeds of $17.8 million, recognizing a gain on sale of $1.0 million in the income statement.

Unrealized gain on marketable securities

(in thousands of $)	2019	2018
Unrealized gain on marketable securities	302	491

The Company recognized an unrealized gain of $0.3 million and $0.5 million due to the movement in the fair value of marketable securities for the six months ended June 30, 2019 and the six months ended June 30, 2018, respectively.

Gain (loss) on derivatives

(in thousands of $)	2019	2018
Gain (loss) on derivatives	(9,682)	6,954

The loss on derivatives in the six months ended June 30, 2019 and the gain in the six months ended June 30, 2018 primarily relate to interest rate swap agreements as a result of movements in interest rates.

Other non-operating gain (loss)

(in thousands of $)	2019	2018
Other non-operating gain (loss)	92	94

Other non-operating gain (loss) primarily comprise bank charges and dividends received on marketable securities.

Net income attributable to non-controlling interest

(in thousands of $)	2019	2018
Net income attributable to non-controlling interest	(3)	(276)

Net income attributable to non-controlling interest in the six months ended June 30, 2019 and the six months ended June 30, 2018 is primarily attributable to the non-controlling interests in the results of Seateam Management Pte. Ltd ("Seateam").

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but rather reviewed for impairment annually, or more frequently if impairment indicators arise. The Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect to bypass the qualitative assessment in any period and proceed directly to performing the first step of the goodwill impairment test. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances. Examples of such events and circumstances include: (i) macroeconomic conditions; (ii) industry and market conditions; (iii) changes in cost factors that may impact earnings and cash flows; (iv) overall financial performance; (v) other entity specific events such as changes in management, strategy, customers or key personnel (vi) other events and (vii) if applicable, changes in the Company's share price, both in absolute terms and relative to peers.

Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in a business combination. That is, the Company determines the fair value of assets and liabilities of the reporting unit (including any unrecognized intangible assets excluding goodwill) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts determined for its assets and liabilities is the implied fair value of goodwill.

At June 30, 2019 the Company elected to perform the qualitative assessment in order to determine if it was more likely than not that the fair value of the reporting unit was less than the carrying value. In performing the qualitative assessment, the Company has evaluated macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, other events and factors affecting the reporting unit as well as the development of the Company's share price and the development of the Company's estimated control premium. Based on the Company's evaluation of these factors, and in particular the increase in the closing share price from $6.46 at March 31, 2019 to $8.00 at June 30, 2019, it has concluded that it is not more likely than not that the fair value of the Company is below its carrying value. As such it concluded that it was not necessary to perform the first step of the two-step impairment assessment at June 30, 2019.

If our stock price declines, or if our control premium declines, without a corresponding decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease which could result in impairments of some or all of the $112.5 million of goodwill. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material negative effect on our consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding instalments, payment of upgrading costs in relation to EGCS and Ballast Water Treatment Systems ("BWTS"), lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of June 30, 2019, and December 31, 2018, we had cash and cash equivalents of $90.8 million, and $66.5 million, respectively. As of June 30, 2019, and December 31, 2018, we had restricted cash balances of $1.3 million, and $1.4 million, respectively. Restricted cash does not include cash balances of $41.2 million (December 2018: $37.9 million), which represents 51% (December 2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at June 30, 2019, the cash held by Frontline Shipping Limited of $10.4 million (December 31, 2018: $3.5 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any promissory notes and any other amounts incurred in the ordinary course of business. These amounts are included in "Cash and cash equivalents".
Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.
As of June 30, 2019, total instalments of $26.1 million had been paid and remaining commitments amounted to $225.1 million, of which we expect $18.5 million to be paid in 2019, $141.3 million to be paid in 2020 and $65.3 million to be paid in 2021. In August 2019, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance the Suezmax tanker resale under construction at HSHI. The facility is subject to final documentation. The Company is in discussions with banks to finance the VLCC newbuilding and the two LR2 newbuildings.

As of June 30, 2019, the Company has committed to the installation of EGCS on 16 vessels owned by the Company, with a financial commitment of $12.1 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment on these vessels is $0.5 million, excluding installation costs. These remaining commitments are due in 2019.

As of June 30, 2019, the Company has committed to the installation of Ballast Water Treatment Systems on five vessels, with a remaining commitment of $1.3 million excluding installation costs, which is due in 2019.

In the six months ended June 30, 2019, the Company repaid $66.0 million from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the “Credit Facility”). The amount can be redrawn at any time should the Company require. In November 2018 the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020. $155.0 million remains available and undrawn as at June 30, 2019.
In the six months ended June 30, 2019, the Company drew down $55.3 million under its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.
In the six months ended June 30, 2019, the Company signed an amendment on similar terms to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance the EGCS to be installed on the VLCC Front Discovery. The additional tranche was drawn along with the delivery tranche of $55.3 million.

In the six months ended June 30, 2019, the Company signed amendments to two senior secured term loan facilities with Credit Suisse financing four VLCC’s to increase the committed amount under each facility by up to $15.0 million, or $30.0 million in total, on the same terms as the existing facilities. The additional $30.0 million was subsequently drawn down in June 2019.

In May 2019, the Company entered into an agreement to purchase an EGCS equipped Suezmax tanker resale under construction at HSHI, due for delivery in May 2020, at a cost of $65.4 million.

In May 2019, the Company ordered two LR2 newbuildings from SWS, expected to be delivered in January 2021 and March 2021 at a cost of $46.7 million each.
In June 2019, the Company entered into an agreement to purchase an EGCS equipped VLCC resale under construction at HSHI, expected to be delivered in May 2020, at a cost of $92.5 million.

In August, the Company announced that it has entered into a sale and purchase agreement with Trafigura Maritime Logistics (“TML”), a wholly-owned subsidiary of Trafigura Pte Ltd and certain related entities to acquire ten Korean 2019-built Suezmax tankers through the acquisition of a TML special purpose vehicle which holds the vessels (the “Acquisition”). As part of the Acquisition, the Company has options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second TML special purpose vehicle.

The transaction consideration consists of (i) 16,035,856 ordinary shares of the Company at an agreed price of $8.00 per share issued upon signing; and (ii) a cash amount ranging from $538.0 million to $547.0 million, payable upon the closing of the Acquisition. The Acquisition is targeted to close as soon as practically possible, with November 15, 2019 being the earliest and March 15, 2020 being the latest expected date.

To obtain earlier exposure to the vessels, the Company has agreed to time charter all ten vessels from Trafigura Pte Ltd until closing of the Acquisition at a daily rate of approximately $23,000. The Company has also agreed to charter five of these vessels back to the Trafigura Pte Ltd on three-year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate.

The Company is in discussions with leading lending banks that have indicated an interest in providing financing for the Acquisition. An affiliate of Hemen Holding Ltd., Frontline’s largest shareholder, has provided a guarantee to finance  the cash amount of up to $547.0 million, payable at closing of the Acquisition. The facility matures three years after drawdown, carries a fixed interest rate of 5.5% per annum and has an amortization profile of 17 years. A guarantee fee of 0.625% is payable and an arrangement fee of 0.5% is payable on signing the final loan documentation in the event that the Company draws down on the facility. The commitment expires if the financing documentation is not executed on or before March 15, 2020.

Following the closing of the Acquisition, Trafigura Pte Ltd will own approximately 8.48% of the ordinary shares of the Company, and the Company will have a total of 189,153,166 outstanding shares par value $1.00 each. The Company has two separate options to acquire two plus two additional Suezmax tankers that expire on September 12, 2019 and September 24, 2019, respectively. The second option will expire if the first option is not validly exercised. The transaction structure for the four optional vessels will be similar to that of the ten firm vessels. The number of ordinary shares to be issued if one or both of the options are exercised will be based on the volume weighted average trading price of Frontline’s ordinary shares on the New York Stock Exchange over the 20 days prior to the option exercise date. All four option vessels are 2019 Chinese built and fitted with exhaust gas cleaning systems

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an at-the-market share offering ("ATM"). In the six months ended June 30, 2019, the Company issued 1,146,900 shares for combined proceeds of $9.3 million.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2019.
Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2019 was $140.8 million compared with $13.2 million in the six months ended June 30, 2018. The increase was driven by an increase in voyage and time charter revenues of $90.7 million, offset by an increase in voyage and ship operating expenses of $8.3 million, primarily as a result of the delivery of five newbuildings since January 1, 2018 and an increase in market rates. In addition, cash provided by operating activities has been positively impacted by the movement in working capital balances which has improved by $37.4 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels. In particular rates rose at the end of 2018 which has lead to a positive impact on cash flows from operations as the higher freights, which are typically paid on completion of a voyage, have been received in the six months ended June 30, 2019.
Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to June 30, 2019, compared with the actual TCE rates achieved during the six months ended June 30, 2019, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2019 will be approximately $24,500, $21,300 and $16,200 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities

Net cash used in investing activities of $142.4 million in the six months ended June 30, 2019 comprised mainly of capitalized additions of $147.6 million, primarily in respect of two VLCCs delivered in the period, additions to four newbuilding contracts and scrubber installations. This was partially offset by $3.0 million repayment of a $6.0 million interest free loan extended by the Company to FMSI and finance lease payments received of $2.2 million in respect of the investment in finance lease held on the balance sheet.
Net cash provided by financing activities
Net cash provided by financing activities in the six months ended June 30, 2019 of $25.7 million was primarily a result of drawdown of debt in the amount of $144.8 million and the offering of 1,146,900 new ordinary shares which generated net proceeds of $9.3 million. This was partially offset by the debt and finance lease repayments of $127.8 million.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $41.2 million (December 2018: $37.9 million), which represents 51% (December 2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and committed credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2019, $1,613.4 million of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $1,298.5 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $13.0 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner, Singapore Dollars or British Pounds and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation

Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at June 30, 2019 was a receivable of $0.5 million (December 2018: receivable of $7.6 million) and a payable of $3.7 million (December 2018: nil). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $9.7 million in the six months ended June 30, 2019 (six months ended June 30, 2018: gain of $7.0 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 28, 2019 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and June 30, 2018
(in thousands of $, except per share data)

	2019	2018
Operating revenues
Time charter revenues	19,404	15,452
Voyage charter revenues	395,445	308,710
Finance lease interest income	484	701
Other income	16,350	11,579
Total operating revenues	431,683	336,442
Other operating gains (losses)	969	(6,670)
Voyages expenses and commissions	188,176	183,500
Contingent rental income	(2,555)	(13,145)
Ship operating expenses	70,425	66,849
Charter hire expense	4,244	8,490
Administrative expenses	20,880	18,769
Depreciation	55,719	63,546
Total operating expenses	336,889	328,009
Net operating income	95,763	1,763
Other income (expenses)
Interest income	674	396
Interest expense	(46,685)	(45,712)
Share of results of associated company	842	—
Gain on sale of securities	—	1,026
Foreign currency exchange loss	(173)	(1,164)
Unrealized gain on marketable securities	302	491
Gain (loss) on derivatives	(9,682)	6,954
Other non-operating gain (loss)	92	94
Net other expenses	(54,630)	(37,915)
Net income (loss) before income taxes and non-controlling interest	41,133	(36,152)
Income tax expense	(17)	(73)
Net income (loss)	41,116	(36,225)
Net income attributable to non-controlling interest	(3)	(276)
Net income (loss) attributable to the Company	41,113	(36,501)

Basic and diluted earnings (loss) per share attributable to the Company ($)	0.24	(0.21)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2019 and June 30, 2018
(in thousands of $)

	2019	2018
Comprehensive income
Net income (loss)	41,116	(36,225)
Foreign currency translation income	70	889
Other comprehensive income	70	889
Comprehensive income (loss)	41,186	(35,336)

Comprehensive income attributable to non-controlling interest	3	276
Comprehensive income (loss) attributable to the Company	41,183	(35,612)
Comprehensive income (loss)	41,186	(35,336)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018
(in thousands of $)

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	90,793	66,484
Restricted cash	1,254	1,420
Marketable securities	978	836
Marketable securities pledged to creditors	8,552	8,392
Trade accounts receivable, net	54,578	53,982
Related party receivables	10,696	7,895
Other receivables	17,317	17,068
Inventories	56,814	68,765
Voyages in progress	34,507	59,437
Prepaid expenses and accrued income	8,820	7,804
Investment in finance lease	5,745	10,803
Other current assets	3,674	5,359
Total current assets	293,728	308,245
Long term assets
Newbuildings	26,205	52,254
Vessels and equipment, net	2,605,477	2,476,755
Vessels and equipment under finance lease, net	84,709	90,676
Right-of-use assets under operating leases	17,260	—
Investment in finance lease	10,822	10,979
Investment in associated company	4,088	6,246
Goodwill	112,452	112,452
Long term derivative instruments receivable	510	7,641
Other long term assets	13,806	12,593
Total assets	3,169,057	3,077,841

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	128,091	120,479
Current portion of obligations under finance leases	11,042	11,854
Current portion of obligations under operating lease	8,907	—
Related party payables	17,920	18,738
Trade accounts payable	13,886	22,212
Accrued expenses	49,774	37,031
Derivative instruments payable	3,743	—
Other current liabilities	4,535	3,904
Total current liabilities	237,898	214,218
Long-term liabilities
Long-term debt	1,624,097	1,610,293
Obligations under finance leases	82,280	87,930
Obligations under operating lease	8,698	—

Other long-term liabilities	1,196	1,183
Total liabilities	1,954,169	1,913,624
Commitments and contingencies
Equity
Share capital (170,968,092 shares. 2018: 169,821,192. Par value $1.00)	170,968	169,821
Additional paid in capital	207,034	198,497
Contributed surplus	1,090,376	1,090,376
Accumulated other comprehensive income	294	224
Retained deficit	(254,005)	(295,118)
Total equity attributable to the Company	1,214,667	1,163,800
Non-controlling interest	221	417
Total equity	1,214,888	1,164,217
Total liabilities and equity	3,169,057	3,077,841

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and June 30, 2018
(in thousands of $)

	2019	2018

Net cash provided by operating activities	140,836	13,245

Additions to newbuildings, vessels and equipment	(147,579)	(203,243)
Finance lease payments received	2,210	2,471
Return of loan to associated company	3,000	—
Proceeds from sale of shares	—	17,757
Net cash used in investing activities	(142,369)	(183,015)

Proceeds from issuance of debt	144,765	243,236
Repayment of long-term debt	(124,446)	(54,002)
Repayment of finance leases	(3,355)	(6,163)
Net proceeds from issuance of shares	9,316	—
Purchase of shares from non-controlling interest	(269)	—
Debt fees paid	(335)	—
Dividends paid	—	(386)
Net cash (used in) provided by financing activities	25,676	182,685

Net change in cash and cash equivalents and restricted cash	24,143	12,915
Cash and cash equivalents and restricted cash at start of period	67,904	104,886
Cash and cash equivalents and restricted cash at end of period	92,047	117,801

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2019 and June 30, 2018
(in thousands of $, except number of shares)

	2019	2018
Number of shares outstanding
Balance at beginning of the period	169,821,192	169,809,324
Shares issued	1,146,900	—
Balance at the end of the period	170,968,092	169,809,324

Share capital
Balance at beginning of the period	169,821	169,809
Shares issued	1,147	—
Balance at the end of the period	170,968	169,809

Additional paid in capital
Balance at beginning of the period	198,497	197,399
Stock compensation expense	438	676
Gain attributable to change in non-controlling interest	(70)	—
Shares issued	8,169	—
Balance at end of the period	207,034	198,075

Contributed surplus
Balance at beginning and end of the period	1,090,376	1,090,376

Accumulated other comprehensive income (loss)
Balance at beginning of the period	224	2,227
Other comprehensive income	70	889
Adjustment on adoption of changes in ASC 825	—	(2,896)
Balance at end of the period	294	220

Retained deficit
Balance at beginning of the period	(295,118)	(272,503)
Net income (loss)	41,113	(36,501)
Adjustment on adoption of ASC 606	—	(16,631)
Adjustment on adoption of changes in ASC 825	—	2,896
Balance at end of the period	(254,005)	(322,739)

Total equity attributable to the Company	1,214,667	1,135,741

Non-controlling interest
Balance at beginning of the period	417	321
Net income attributable to non-controlling interest	3	276

Adjustment on repurchase of non-controlling interest	(199)	—
Dividend paid to non-controlling interest	—	(386)
Balance at end of the period	221	211

Total equity	1,214,888	1,135,952

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 28, 2019. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2019 are not necessarily indicative of the results for the year ending December 31, 2019. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 28, 2019, with the exception of certain changes noted below.

Adoption of ASC 842 Leases
The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company did not have any unamortized initial direct costs as of January 1, 2019 that needed to be written off; (ii) the Company did not have any lease incentives or accrued rental transactions that needed to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is not materially different and even if accounted for separately, the lease component of such contracts would be considered operating leases. The company has elected the package of practical expedients applied to all of its leases (including those for which it is a lessee and lessor) that permit it not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Furthermore the Company has not elected the practical expedient to use hindsight when determining the lease term.

The Company as lessee currently has three major categories of leases - chartered-in vessels, vessels under finance lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, the right-of-use assets have then been amortized during the six months ended June 30, 2019. The Company does not expect the implementation of this standard to cause a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.

ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company has elected not to apply the provisions of ASC 842 to short term leases, there were no short term leases as at June 30, 2019.

For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Revenues from contracts where the non-lease component is the predominant component are accounted for under ASC 606.

The implementation has had no impact on the accounting for the Company's finance lease arrangements.

Where the Company is lessee, operating lease expense is recognized on a straight-line basis over the lease term.

In determining the appropriate discount rate to use in calculating the present value of the Company’s contractual lease payments, the Company makes significant judgments and assumptions to estimate the incremental borrowing rate as the rate implicit in the Company’s leases cannot be readily determined. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and amount equal to the lease payments in a similar economic environment.

The Company makes significant judgments and assumptions to separate lease components from non-lease components of our contracts. For purposes of determining the standalone selling price of the vessel lease and non-lease components of the Company’s time charters and voyage charters, the Company uses the residual approach given that vessel rates are highly variable depending on shipping market conditions. The Company believes that the standalone transaction price attributable to the non-lease component is more readily determinable than the price of the lease component and, accordingly, the price of the service components is estimated using cost plus a margin and the residual transaction price is attributed to the lease component.

Where the Company is lessor, lease revenue for fixed lease payments are recognized over the lease term on a straight-line basis and lease revenue for variable lease payments are recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur. Initial direct costs are expensed over the lease term on the same basis as lease revenue. See Note 12 for disclosure on the Company's operating lease arrangements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This update removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and early adoption is permitted. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2019	2018
Net Income (loss) attributable to the Company	41,113	(36,501)

	2019	2018
Weighted average number of shares (000s)	169,946	169,809

Share options issued by the Company did not have an impact on the calculation of earnings per share as they were non-dilutive. The impact of stock options using the treasury stock method was anti-dilutive in the six month period ended June 30, 2019 as the exercise price was higher than the average share price during the period and, therefore the options were excluded from the denominator in the calculation.

5. OPERATING REVENUES

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts and bareboat contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue, as such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	19,404	—	19,404
Voyage charter revenues	83,058	312,387	395,445
Finance lease interest income	484	—	484
Other income	—	16,350	16,350
Total	102,946	328,737	431,683

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $6.0 million of contract assets were capitalized in the period ended June 30, 2019 as "Other current assets", of which $2.4 million was amortized up to June 30, 2019, leaving a remaining balance of $3.6 million as of June 30, 2019. $5.4 million of contract assets were amortized in the six months ended June 30, 2019 in relation to voyages in progress at the end of December 31, 2018. No impairment losses were recognized in the period.

As at June 30, 2019 and December 31, 2018, the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2019	2018
Voyages in progress	27,746	59,437
Trade accounts receivable	39,240	52,278
Related party receivables	8,539	3,084
Other current assets	3,594	5,359
Total	79,119	120,158

The adoption of ASC 842 had no impact on shipping revenues for the six months ended June 30, 2019 as the timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

6. OTHER OPERATING GAINS & LOSSES

(in thousands of $)	2019	2018
Loss on lease termination	—	(5,819)
Gain on insurance settlements	288	—
Gain (loss) on pool arrangements	681	(851)
Other operating losses	969	(6,670)

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $41.2 million (December 2018: $37.9 million), which represents 51% (December 2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at June 30, 2019, the cash held by Frontline Shipping Limited of $10.4 million (December 31, 2018: $3.5 million) may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any promissory notes and any other amounts incurred in the ordinary course of business. These cash amounts are included in "Cash and cash equivalents".

8. MARKETABLE SECURITIES

A summary of the movements in our marketable securities for the six months ended June 30, 2019 and year ended December 31, 2018 is presented in the table below:

(in thousands of $)	2019	2018
Balance at start of period	836	19,231
Shares disposed of	—	(16,749)
Unrealized gain (loss) on marketable securities	302	(3,526)
Repurchase of securities pledged to creditors	8,392	10,272
Marketable securities pledged to creditors	(8,552)	(8,392)
Balance at end of period	978	836

Avance Gas
In the six months ended June 30, 2019, the Company recognized an unrealized gain of $0.6 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

As of June 30, 2019 and December 31, 2018 the 442,384 shares in Avance Gas were held as collateral against secured borrowings.
Ship Finance

In the six months ended June 30, 2019, the Company recognized an unrealized gain of $0.1 million in relation to the 0.1 million shares held in Ship Finance International Ltd ("Ship Finance").

Golden Ocean

In December 2018, the Company sold 1,260,358 shares in Golden Ocean Group Ltd. ("Golden Ocean") for proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2019 for $7.7 million.

In March 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.6 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2019 for $6.6 million and as such made a net cash settlement of $1.0 million after adjustment for foreign exchange differences, this has been treated as a settlement of debt.

In June 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in September 2019 for $6.7 million and as such received a net cash settlement of $0.1 million after adjustment for foreign exchange differences, this has been treated as a drawdown of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $6.7 million. These transactions have been reported on a net basis in the Consolidated Statement of Cash Flows.

As of June 30, 2019 the Company reports a total of 1,270,657 shares in Golden Ocean, of which 1,260,358 as marketable securities pledged to creditors.

In the six months ended June 30, 2019 the Company recognized an unrealized loss of $0.4 million in relation to the 1.3 million shares held in Golden Ocean.

9. NEWBUILDINGS

Movements in the six months ended June 30, 2019 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2018	52,254
Additions, net	139,681
Interest capitalized	391
Transfer to Vessels and Equipment, net	(166,121)
Balance at June 30, 2019	26,205

In the six months ended June 30, 2019, the Company took delivery of two VLCC newbuildings, Front Defender and Front Discovery.

As of June 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are both expected to be delivered in May 2020 and two LR2 tankers which are expected to be delivered in January and March 2021.

10. VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2019 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2018	2,808,356	(331,601)	2,476,755
Depreciation	—	(49,752)
Additions to vessels and equipment	12,353	—
Transfers from Newbuildings	166,121	—
Balance at June 30, 2019	2,986,830	(381,353)	2,605,477

In the six months ended June 30, 2019, the Company took delivery of two VLCC newbuildings, Front Defender and Front Discovery. The Company also completed the installation of EGCSs on three vessels during the period.

11. VESSELS AND EQUIPMENT UNDER FINANCE LEASE, NET

As of June 30, 2019, the Company leased in three vessels on long-term time charter from Ship Finance (December 2018: three vessels), all of which are classified as finance leases.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2018	140,501	(49,825)	90,676
Depreciation	—	(5,967)
Balance at June 30, 2019	140,501	(55,792)	84,709

The outstanding obligations under capital leases as of June 30, 2019 are payable as follows:

(in thousands of $)
Year 1	17,579
Year 2	17,557
Year 3	16,419
Year 4	17,557
Year 5	17,606
Thereafter	33,588
Minimum lease payments	120,306
Less: imputed interest	(26,984)
Present value of obligations under capital leases	93,322

The outstanding obligations under capital leases as of December 31, 2018 are payable as follows:

(in thousands of $)
2019	18,795
2020	17,606
2021	17,557
2022	16,419
2023	17,557
Thereafter	42,387
Minimum lease payments	130,321
Less: imputed interest	(30,537)
Present value of obligations under capital leases	99,784

The Company recognized the following (expenses) gains in relation to the amortization of finance lease assets and obligations in the six months ended June 30, 2018 and June 30, 2019:

(in thousands of $)	June 30, 2019	June 30, 2018
Depreciation of vessels under finance lease	(5,967)	(15,827)
Interest expense on obligations under finance lease	(3,552)	(10,069)
Contingent rental income	2,555	13,145
Total finance lease expense, net	(6,964)	(12,751)

The remaining periods on these leases at June 30, 2019 range from 6 to 8 years (December 31, 2018: 6 to 8 years). The weighted average discount in relation to these leases is 7.5%.

12. OPERATING LEASES

Two further vessels are leased in on time charter from a third party and have been classified as operating leases. These leases are at fixed rates for an initial two year period, with an option to extend for an additional year. The minimum lease payments do not include the optional year as the company has assessed that it was not reasonably certain of extending the lease at the date the contracts were entered into. The Company has allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. The Company has recorded the non-lease component of $3.3 million within Ship operating expenses and has recognized the lease component of $4.2 million within Charter hire expense within the Consolidated Statement of Operations. Furthermore, the Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments have been estimated on the date of adoption based on the index at that time and included in the minimum lease payments. A lease expense of $1.4 million is recorded in Administrative expenses in the Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as at June 30, 2019 are as follows:

(in thousands of $)
Year 1	9,554
Year 2	2,333
Year 3	1,799
Year 4	1,677
Year 5	1,582
Thereafter	2,004
Total minimum lease payments	18,949
Less: Imputed interest	(1,344)
Present value of operating lease liabilities	17,605

The future minimum rental payments under the Company's non-cancellable operating leases as at December 31, 2018 are as follows:

(in thousands of $)
2019	17,348
2020	6,682
2021	550
2022	181
2023	41
Thereafter	—
24,802

Total expense for operating leases was $5.6 million for the six months ended June 30, 2019 (2018: $6.6 million). Total cash paid in respect of operating leases was $5.2 million in the six months ended June 30, 2019 (2018:$6.6 million). The weighted average discount in relation to the operating leases was 4.0% for the six months ended June 30, 2019 and the weighted average lease term was 4 years for the six months ended June 30, 2019.

Rental income
One of our LR2 and one Suezmax tanker were on fixed rate time charters at June 30, 2019 (2018: one vessel). Two vessels were on variable rate time charters at June 30, 2019 (2018: two vessels). One vessel was on a fixed rate time charter with a profit sharing clause. There are no further option periods in relation to these leases. The minimum future revenues to be received under our fixed rate contracts as of June 30, 2019 are as follows:

(in thousands of $)
Year 1	9,002
Year 2	—
Year 3	—
Year 4	—
Year 5	—
Thereafter	—
Total minimum lease payments	9,002

Our variable rate contracts are not based on an index but are based on the actual earnings of the vessels earned by our customers. As such they have been excluded from the minimum future revenues above. Profit share to be earned under our chartering arrangements are also excluded.

Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are lessor.

The cost and accumulated depreciation of vessels leased to third parties as of June 30, 2019 were $288.7 million and $47.5 million, respectively, and as of December 31, 2018 were $158.8 million and $12.3 million, respectively.

Contingent rental income
In July 2018, the Company entered into an agreement to charter-out one Suezmax tanker on a variable rate time charter for approximately one year. The Company recognized charter income of $3.6 million in the six month period ended June 30, 2019 in relation to this charter.

In September 2018, the Company entered into an agreement to charter-out one LR2 tanker on a variable rate time charter for approximately six months. The rate of hire is based on the actual earnings of the vessel, with no ceiling and no floor. The Company recognized charter income of $1.5 million in the six months ended June 30, 2019 in relation to this charter.

In January 2019, the Company entered into an agreement to charter-out one Suezmax tanker on a fixed rate time charter, including profit split. No profit split was recognized in the six months ended June 30, 2019.

13. INVESTMENT IN ASSOCIATED COMPANY

In June 2018, the Company announced that it had entered into a memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., a manufacturer of exhaust gas cleaning systems (“FMSI”). The Company recorded its initial investment at a cost of $6.0 million. The Company became a shareholder in the third quarter of 2018 when the nominal value of the shares acquired was settled by the Company. A shareholder loan of $6.0 million was advanced in the third quarter of 2018 (the "Shareholder Loan"). The loan bears no interest and has no fixed repayment date. The investment therefore comprises the cash paid for the shares and the value of the Shareholder Loan. The investment is accounted for under the equity method.

In January 2019, the Company announced that its ownership interest in FMSI had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.

In January 2019, FMSI repaid $3.0 million of the $6.0 million Shareholder Loan. The repayment of the loan was recorded against the investment in associated company.

A share of results of $0.8 million was recognized in the six months ended June 30, 2019.

14. DEBT

The Company drew down $55.3 million in January 2019 under its $110.5 million term loan facility with Credit Suisse in connection with the delivery of one VLCC.

In April 2019, the Company signed an amendment on similar terms to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance the EGCS to be installed on the VLCC Front Discovery. The additional tranche was subsequently drawn in April 2019, along with the delivery tranche of $55.3 million.

In June 2019, the Company signed amendments to two senior secured term loan facilities with Credit Suisse financing four VLCC’s to increase the committed amount under each facility by up to $15.0 million, or $30.0 million in total, on the same terms as the existing facilities. The additional amount of $30.0 million was subsequently drawn down in June 2019.

The Company repaid $66.0 million in the six months ended June 30, 2019 under its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the "Credit Facility"). As of June 30, 2019, $155.0 million remains available and undrawn.

The promissory note of $21.0 million payable to Ship Finance following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within debt. At June 30, 2019, $1.9 million is included within short-term debt with the remaining $19.1 million within long-term debt.

In December 2018, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2019 for $7.7 million.

In March 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.6 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2019 for $6.6 million and as such made a net cash settlement of $1.0 million after adjustment for foreign exchange differences, this has been treated as a drawdown of debt.

In June 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in September 2019 for $6.7 million and as such received a net cash settlement of $0.1 million after adjustment for foreign exchange differences, this has been treated as a settlement of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within short-term debt for $6.7 million. These transactions have been reported on a net basis in the Consolidated Statement of Cash Flows.

The Company has recorded debt issuance costs (i.e. deferred charges) of $8.9 million at June 30, 2019 (December 2018: $9.8 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2019	2018
Vessels and equipment, net	2,603,612	2,475,649

15. SHARE CAPITAL

The authorized share capital of the Company as at June 30, 2019 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 170,968,092 shares (December 31, 2018:169,821,192 shares) of $1.00 par value each are in issue and fully paid.

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In the six months ended June 30, 2019, the Company issued 1,146,900 shares for combined proceeds of $9.3 million.

16. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150 million was switched to a fixed rate. The contract has a forward start date of February 2019.

At June 30, 2019, the Company recorded an asset of $0.5 million (December 31, 2018: $7.6 million) and a liability of $3.7 million (December 31, 2018: nil) in relation to these agreements. The Company recorded a loss on interest swaps of $9.7 million in the six months ended June 30, 2019 (six months ended June 30, 2018: gain of $7.0 million).

The interest rate swaps are not designated as hedges and are summarized as at June 30, 2019 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
13,650	June 2013	June 2020	1.4025%
40,749	September 2013	September 2020	1.5035%
69,292	December 2013	December 2020	1.6015%
13,376	March 2014	March 2021	1.6998%
13,719	June 2014	June 2021	1.7995%
14,062	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
314,848

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2019 and December 31, 2018 are as follows:

	2019		2018
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	90,793	90,793	66,484	66,484
Restricted cash	1,254	1,254	1,420	1,420
Liabilities:
Floating rate debt	1,613,389	1,613,389	1,525,028	1,525,028
Fixed rate debt	147,692	146,388	215,524	212,696

The estimated fair value of financial assets and liabilities at June 30, 2019 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	90,793	90,793	—	—
Restricted cash	1,254	1,254	—	—
Liabilities:
Floating rate debt	1,613,389	—	1,613,389	—
Fixed rate debt	146,388	—	6,703	139,685

The estimated fair value of financial assets and liabilities at December 31, 2018 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	66,484	66,484	—	—
Restricted cash	1,420	1,420	—	—
Liabilities:
Floating rate debt	1,525,028	—	1,525,028	—
Fixed rate debt	212,696	—	7,631	205,065

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $8.9 million as of June 30, 2019 (December 2018: $9.8 million).

Fixed rate debt - short term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis

Nonrecurring fair value measurements include a goodwill impairment assessment completed during the period. The impairment test used Level 1, Level 2 and Level 3 inputs.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB (publ), or SEB, HSBC, Royal Bank of Scotland, DnB Bank ASA, or DNB and Nordea Bank Norge ASA, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

17. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Ltd., Seadrill Limited, Seatankers Management Norge AS and Seatankers Management Co. Ltd (together "Seatankers Management"), Golden Ocean Group Limited, Arcadia Petroleum Limited, Solstad Farstad ASA, Archer Limited, North Atlantic Drilling Ltd, Flex LNG Ltd, Avance Gas Holdings Ltd and Sterna Finance Limited. In June 2018 we entered into an MOA to acquire a 20% ownership interest in FMSI and the transaction completed in the third quarter of 2018, as such FMSI became a related party.

Ship Finance Transactions
As of June 30, 2019, the Company held three vessels under finance leases, all of which are leased from Ship Finance. The remaining periods on these leases at June 30, 2019 range from approximately six to eight years.

A summary of leasing transactions with Ship Finance in the six months ended June 30, 2019 and June 30, 2018 are as follows;

(in thousands of $)	2019	2018
Charter hire payable (principal and interest)	5,913	29,660
Lease interest expense	3,552	10,069
Contingent rental income	(2,555)	(13,145)
Remaining lease obligation	93,322	259,117

The sum of $21.0 million in relation to Promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within debt. The Company repaid $0.9 million in the six months ended June 30, 2019 and was charged $0.8 million (six months ended June 30, 2018: nil) in the six months ended June 30, 2019 for interest expense in relation to these notes.

Contingent rental income in 2019 is due to the fact that the actual profit share expense earned by by Ship Finance in the six months ended June 30, 2019 of $1.5 million (six months ended June 30, 2018: nil) was $2.6 million (six months ended June 30, 2018: $13.1 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. The Company recognized income of $0.2 million in the six months ended June 30, 2019 in relation to this pooling arrangement (six months ended June 30, 2018: loss of $0.4 million).

Seatankers Transactions
The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.3 million in the six months ended June 30, 2019 (June 30, 2018: $0.6 million) for the provision of advisory and other support services.

FMSI Transactions
In the six months ended June 30, 2019 the Company paid or accrued amounts totaling $3.6 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.

In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by the Company to FMSI in 2018.

As of June 30, 2019, the Company has committed to the installation of EGCS with FMSI on 16 vessels owned by the Company, with a financial commitment of $12.1 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS with FMSI equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment on these vessels is $0.5 million.

Transactions with other affiliates of Hemen
The Company repaid $66.0 million in the six months ended June 30, 2019 from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. The Company recognized interest expense of $5.1 million in the six months ended June 30, 2019 (six months ended June 30, 2018: $3.7 million). The Credit Facility is repayable in November 2020 and $155.0 million remains available and undrawn as at June 30, 2019.

A summary of net amounts earned from related parties in the six months ended June 30, 2019 and June 30, 2018 are as follows:

(in thousands of $)	2019	2018
Seatankers Management Co. Ltd	8,626	2,852
Ship Finance International Limited	1,710	727
Golden Ocean Group Limited	3,448	3,587
Flex LNG Ltd	510	1,478
Seatankers Management Norge AS	—	(938)
Seadrill Limited	239	139
Archer Limited	193	149
Deep Sea Supply Plc	25	8
North Atlantic Drilling Ltd	—	19
Northern Drilling Ltd	58	63
Avance Gas Holdings Ltd	87	—

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and corporate and administrative services income. Amounts paid to related parties comprise primarily rental for office space and the provision of other administrative services.

Related party balances
A summary of balances due from related parties at June 30, 2019 and December 31, 2018 is as follows:

(in thousands of $)	2019	2018
Ship Finance International Limited	599	1,653
Seatankers Management Co. Ltd	6,398	2,657
Archer Ltd	128	173
VLCC Chartering Limited	83	81
Golden Ocean Group Limited	2,311	2,370
Seadrill Limited	448	538
Flex LNG	370	210
Deep Sea Supply Plc	66	68
North Atlantic Drilling Limited	116	116
Other related parties	177	29
	10,696	7,895

A summary of balances due to related parties at June 30, 2019 and December 31, 2018 is as follows:

(in thousands of $)	2019	2018
Ship Finance International Limited	8,781	8,886
Seatankers Management Co. Ltd	3,151	3,236
Flex LNG	1,220	1,058
Golden Ocean Group Limited	4,768	5,558
	17,920	18,738

See also Note 11 and Note 14 for details regarding related party transactions and balances.

18. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of June 30, 2019, the Company's newbuilding program was comprised of one VLCC, one Suezmax tanker and two LR2 tankers. As of June 30, 2019, total installments of $26.1 million had been paid and the remaining commitment amounting to $225.1 million of which we expect $18.5 million to be paid in 2019, $141.3 million to be paid in 2020 and $65.3 million to be paid in 2021. As of August 29, 2019, Frontline has committed bank financing in place to finance the Suezmax tanker newbuilding and estimates a loan amount of $42.9 million will be drawn in 2020. The Company is in discussions with banks to finance the VLCC newbuilding and the two LR2 newbuildings.

As of June 30, 2019, the Company has committed to the installation of EGCS on 16 vessels owned by the Company, with a financial commitment of $12.1 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from them. The Company's commitment on these vessels is $0.5 million, excluding installation costs. These remaining commitments are due in 2019.

As of June 30, 2019, the Company has committed to the installation of BWTS on five vessels, with a remaining commitment of $1.3 million excluding installation costs, which is due in 2019.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

19. SUBSEQUENT EVENTS

In July 2019, 2,149,218 shares were issued through the ATM for combined proceeds of $17.3 million.

In August 2019, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance the Suezmax tanker resale under construction at HSHI. The facility is subject to final documentation.

In August 2019, the Company and Golden Ocean announced that they have entered into a non-binding term sheet agreement with Trafigura Group (“Trafigura”) to establish a leading global supplier of marine fuels (the “JV”). Frontline and Golden Ocean will acquire 15 percent and 10 percent interests in the JV, respectively and Trafigura will contribute its existing physical bunkering activities to the JV. Subject to agreement on final terms, the JV is expected to commence operations in the third quarter of 2019, and will act as the exclusive purchaser of marine fuels for Trafigura, Frontline and Golden Ocean, as well as certain entities affiliated with Hemen Holding Ltd, Frontline and Golden Ocean’s largest shareholder. The Company expects to make a shareholder loan of $1.5 million to the joint venture in the third quarter.

In August 2019, the Company announced that it has entered into a sale and purchase agreement with Trafigura Maritime Logistics (“TML”), a wholly-owned subsidiary of Trafigura Pte Ltd and certain related entities to acquire ten Korean 2019-built Suezmax tankers through the acquisition of a TML special purpose vehicle which holds the vessels (the “Acquisition”). As part of the Acquisition, the Company has options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second TML special purpose vehicle.

The transaction consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share issued upon signing; and (ii) a cash amount ranging from $538.0 million to $547.0 million, payable upon the closing of the Acquisition. The Acquisition is targeted to close as soon as practically possible, with November 15, 2019 being the earliest and March 15, 2020 being the latest expected date.

To obtain earlier exposure to the vessels, the Company has agreed to time charter all the ten vessels from Trafigura Pte Ltd until closing of the Acquisition at a daily rate of approximately $23,000. The Company has also agreed to charter five of these vessels back to Trafigura on three-year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate.

The Company is in discussions with leading lending banks that have indicated an interest in providing financing for the Acquisition. An affiliate of Hemen Holding Ltd., Frontline’s largest shareholder, has provided a guarantee to finance the cash amount of up to $547.0 million, payable at closing of the Acquisition. The facility matures three years after drawdown, carries a fixed interest rate of 5.5% per annum and has an amortization profile of 17 years. A guarantee fee of 0.625% is payable and an arrangement fee of 0.5% is payable on signing the final loan documentation in the event that the Company draws down on the facility. The commitment expires if financing documentation has not been executed on or before March 15, 2020.

Following the closing of the Acquisition, Trafigura will own approximately 8.48% of the ordinary shares of the Company, and the Company will have a total of 189,153,166 outstanding shares par value $1.00 each. The Company has two separate options to acquire two plus two additional Suezmax tankers that expire on September 12, 2019 and September 24, 2019, respectively. The second option will expire if the first option is not validly exercised. The transaction structure for the four optional vessels will be similar to that of the ten firm vessels. The number of ordinary shares to be issued if one or both of the options are exercised will be based on the volume weighted average trading price of Frontline’s ordinary shares on the New York Stock Exchange over the 20 days prior to the option exercise date. All four option vessels are 2019 Chinese built and fitted with exhaust gas cleaning systems.